

Mail Stop 4561

January 18, 2007

Christopher J. Spencer
Wizzard Software Corporation
5001 Baum Boulevard, Suite 770
Pittsburgh, Pennsylvania 15213

Re: Wizzard Software Corporation
       Registration Statement on Form SB-2
       Filed on December 22, 2006
       File No. 333-139643
       Form 10-KSB for the year ended December 31, 2005
       Forms 10-QSB for the quarters ended March 31, 2006,
       June 30, 2006 and September 30, 2006
       File No. 0-33381

Dear Mr. Spencer,

        We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Selling Security Holders, page 15

1. We note that according to your fee table and cover page this registration statement is registering 3,622,500 shares of common stock. However, it does not appear that the aggregate of the "Number of Shares Registered in the Offering" column in your selling security holder table is equal to this amount. Please revise or advise.

2. You disclose that on December 12, 2006 the company agreed to issue 60,000 shares of common stock to Lane Ventures. However, your selling security holder discloses that Wizzard Software is registering 209,000 on behalf of Lane Ventures. Please expand your disclosure to further explain how Lane Ventures received the additional securities that are being registered or otherwise revise your selling security holder table to include only the 60,000 shares of common stock.

3. We note that you disclose the natural persons that exercise investment power over the shares held by Alpha Capital Aktiengesellschaft, Genesis Microcap and Whalehaven Capital Find. Please expand your disclosure to also identify the natural person or persons who exercise voting power over these non-natural persons. Also, revise to disclose the natural person or persons that exercise voting and dispositive power over the shares held of record by and Lane Ventures. See Item 507 of Regulation S-B and interpretation 4S of the Regulation S-K section of the March 1999 supplement to our publicly available Telephone Interpretations Manual.

4. If acquired in the past three years, please expand your disclosure to discuss how each selling security holders acquired the shares of common stock that are being registered for resale pursuant to this registration statement. This disclosure should also include a materially complete description of the securities that were purchased. For example, but without limitation, revise to include a more comprehensive description of the material terms of the promissory notes issued to the Subscribers on October 25, 2006 and the "services" conducted by Lane Ventures that resulted in the issuance of 60,000 shares of common stock. See Item 507 of Regulation S-B.

Executive Compensation, page 44

5. We note that it appears as though your disclosure is attempting to comply with Items 402 and 404 of Regulation S-B that predate the Commissions new executive compensation and related person disclosure rules. See generally Release No. 33-8732A (September 8, 2006). In light of the fact that this registration statement was filed on December 22, 2006 and your fiscal year end was December 31, 2006, please revise your executive compensation disclosure located in your prospectus to comply with the newly adopted executive compensation and related person disclosure rules for your most recent fiscal year. See Section VII. of Release No. 33-8732A (September 8, 2006).

Part II

Item 26. Recent Sales of Unregistered Securities

6. Please revise your registration statement to disclose for each sale of unregistered securities the claimed exemption from registration and the facts relied upon to make the exemption available. Also, revise to disclose the title of each security sold. See

Item 701 of Regulation S-B. Further, we note your disclosure that the table includes a description of the company's sale of unregistered securities for the calendar year ended December 31, 2006. However, it does not appear that your disclosure includes this information. Please revise or advise.

Item 28. Undertakings

7. Please revise your registration statement to include all undertakings that apply to this offering. In this regard, it appears as though the undertakings related to Rule 430C would be required in your registration statement.

Signatures

8. It does not appear that the registration statement has been signed by Wizzard Software's Controller or principal accounting officer. See Instruction 1 for Signatures to Form SB-2. If Mr. Berry is acting in this capacity, please clarify.

Form 10-KSB for the year ended December 31, 2005

Item 8A. Controls and Procedures

9. We note that you disclose the weaknesses in your internal control over financial reporting in your Form 10-KSB for the year ended December 31, 2005 and in your subsequent reports. Please revise your Form 10-QSB for the quarter ended September 30, 2006 to discuss the impact that these material weaknesses have had on your financial statements and any restatements that have occurred as a result.

10. We note that your Form 10-KSB and subsequent reports identify three material weaknesses in the company's internal control over financial reporting. Please revise your Form 10-QSB for the quarter ended September 30, 2006 to clarify whether these material weaknesses are also the weaknesses that resulted in management's conclusion that the company's disclosure controls and procedures are not effective as of the end of period covered by that report. To the extent that the "first two material weaknesses" are no longer contributing to management's conclusion as to the effectiveness of Wizzard Software's disclosure controls and procedures, please disclose.

11. You disclose in your Form 10-KSB for the year ended December 31, 2005 that "[t]he following changes in [y]our internal controls over financial reporting occurred during the *third quarter of 2005*" (emphasis added). Also, you disclose in your Form 10-QSB for the quarter ended September 30, 2006 that [t]he following changes in [y]our internal control over financial reporting occurred during the first quarter of 2006." However, Item 308(c) requires that the company disclose changes in its disclosure control and procedures during its last fiscal quarter. Please advise why the company

references changes made in its internal control over financial reporting for periods that differ from the periods covered by the reports. To the extent that Wizzard Software made changes to its internal control over financial reporting during the fiscal quarter ended September 30, 2006, please revise its report to include a clear statement that changes have been made and include a materially complete description of the changes to the company's internal control over financial reporting, including the party or parties responsible for creating and implementing each initiative. If no changes were made to the company's internal control over financial reporting during its last fiscal quarter, please disclose. We will not object to the discussion of changes made in prior quarters if the disclosure for the most recent quarter is disclosed and the report clearly identifies when the prior changes occurred. As applicable, similar disclosure should be included in all future reports.

12. We note the disclosure that the company will continue to monitor, assess and work to improve the effectiveness of its internal control procedures in order to comply with Section 404 of the Sarbanes Oxley Act of 2002. In light of the fact that as a small business issuer you are not required to comply with Section 404, please advise of the basis for your disclosure. Otherwise revise your disclosure to clarify that Wizzard Software is not required to comply with Section 404 or remove your reference to this section.

Form 10-QSB for the quarter ended September 30, 2006

Certifications Pursuant to Section 302 of the Sarbanes-Oxley act of 2002

13. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

14. We note that paragraphs 2, 3, and 4 reference the "quarterly report" rather than the "report" as set forth in Item 601(b)(31) of Regulation S-B. In future filings, your certifications should be revised so as not to include a reference to the accompanying report. Rather, the certifications should be filed exactly as set forth by Item 601(b)(31) of Regulation S-B.

* * * *

As appropriate, please amend your Exchange Act documents and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jeffrey Werbitt at (202) 551-3456 or me at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Branden T. Burningham, Esquire
       455 East 500 South, Suite 205
       Salt Lake City, Utah 84111